UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: _________________________________

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION
ING Life Insurance and Annuity Company
Full Name of Registrant
N/A
Former Name if Applicable
One Orange Way
Address of Principal Executive Office (Street and Number)
Windsor, Connecticut 06095-4774
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 31, 2010, ING Life Insurance and Annuity Company (the “Company”) undertook final review of the HTML version of its Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”). Prior to its filing with the SEC, the Company identified and corrected errors in the 2009 Form 10-K and could not complete its Form 10-K prior to the filing deadline due to unforeseen technical issues in completing the HTML version of the Form 10-K. The Company had not experienced these types of technical issues in connection with prior SEC filings.

After efforts to correct the HTML version of the Company’s 2009 Form 10-K, it was filed with the SEC at 5:37 p.m. on March 31, 2010 which constituted an untimely filing.

Following the filing, the Company determined its 2009 Form 10-K as filed contained certain errors, the most significant of which are:

▪     Item 6. Selected Financial Data – Item 6 table was omitted. The table presented in Item 6 on page 31 represents the table that should be presented in MD&A on page 49, as discussed below. Much of the information omitted is accurately presented on pages 7, 102, 103, and 104.

▪     MD&A – The table on page 49 contains clerical footing errors in certain totals and subtotals. The appropriate table was incorrectly inserted in Item 6 on page 31, as discussed above.

▪     Footnote 2 (Investments) – Table presented on page 137 is duplicative of another table on page 139 in Footnote 2. The table that should be presented on page 137 is accurately presented on page 65 in the M&DA.

Accordingly, the Company intends to file a Form 10-K/A to amend and restate its 2009 Form 10-K to correct such errors.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Steven T. Pierson	770	980-6578
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes     ☒      No     ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes     ☒      No     ☐

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following information describes changes in the Company’s results of operations for the year ended December 31, 2009 compared to December 31, 2008. This information is currently included in Item 7 - Management’s Narrative Analysis of the Results of Operations and Financial Condition in the Company’s Form 10-K for the year ended December 31, 2009, filed effective April 1, 2010. Although the Company is in the process of preparing a Form 10-K/A for the year ended December 31, 2009, none of the information below will be modified in the Form 10-K/A submission.

The Company’s results of operations for the year ended December 31, 2009, and changes therein, were primarily impacted by lower net realized capital losses as a result of a decline in impairments, higher net investment income due to higher yields on certain securities and lower investment management fees, lower operating expenses primarily resulting from cost reduction initiatives, a decline in interest credited and other benefits to contractowners related to lower minimum guarantee reserves and reduced amortization of losses on experience-rated contracts, and lower amortization of DAC and VOBA due to improved equity markets. These favorable items were partially offset by a decline in fee income due to lower average variable AUM levels.

	Years Ended December 31,		$ Increase	% Increase
	2009	2008	(Decrease)	(Decrease)
Revenues:
Net investment income	$1,253.7	$1,083.7	$170.0	15.7%
Fee income	533.8	612.9	(79.1)	(12.9)%
Premiums	35.0	46.9	(11.9)	(25.4)%
Broker-dealer commission revenue	275.3	622.5	(347.2)	(55.8)%
Net realized capital gains (losses):
Total other-than-temporary impairment losses	(442.0)	(1,052.5)	610.5	58.0%
Portion of other-than-temporary impairment
losses recognized in Other comprehensive
income (loss)	47.5	-	47.5	NM
Net other-than-temporary impairments
recognized in earnings	(394.5)	(1,052.5)	658.0	62.5%
Other net realized capital gains	162.4	399.4	(237.0)	(59.3)%
Total net realized capital losses	(232.1)	(653.1)	421.0	64.5%
Other income	16.4	21.3	(4.9)	(23.0)%
Total revenue	1,882.1	1,734.2	147.9	8.5%
Benefits and expenses:
Interest credited and other
benefits to contractowners	522.6	1,432.4	(909.8)	(63.5)%
Operating expenses	597.6	687.5	(89.9)	(13.1)%
Broker-dealer commission expense	275.3	622.5	(347.2)	(55.8)%
Net amortization of deferred policy
acquisition costs and value
of business acquired	79.6	128.9	(49.3)	(38.2)%
Interest expense	3.5	1.4	2.1	NM
Total benefits and expenses	1,478.6	2,872.7	(1,394.1)	(48.5)%
Income (loss) before income taxes	403.5	(1,138.5)	1,542.0	NM
Income tax expense (benefit)	49.6	(108.3)	157.9	NM
Net income (loss)	$353.9	$(1,030.2)	$1,384.1	NM
Effective tax rate	12.3%	9.5%
NM - Not meaningful.

ING Life Insurance and Annuity Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2010	By /s/	Steven T. Pierson
Steven T. Pierson
Senior Vice President and Chief Accounting Officer